U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD

Room 1902, Building C, King Long International Mansion

No. 9 Fulin Road

Beijing, 100107

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On April 29, 2019 at 9:00 AM Beijing Time, Recon Technology, Ltd. (the “Company”) held its fiscal year 2018 annual general meeting of shareholders (the “Annual Meeting”).  At the Annual Meeting, the Company’s shareholders approved the proposals listed below. The final results for the votes regarding each proposal are set forth below. Each of these proposals is described in detail in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 1, 2019.

1.  Elect three Class III directors to the Company’s board of directors to serve until the 2021 Annual Meeting or until their successors are elected and qualified.

			Broker
Name	Votes For	Withheld	Non-Votes
Yongquan Bi	10,819,995	23,768	—
Shenping Yin	10,820,001	23,762	—
Guangqiang Chen	10,820,005	23,758	—

2.  Ratify the appointment of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2019.

Votes For	Votes Against	Abstentions	Broker Non-Votes
13,553,209	155,613	42,590	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RECON TECHNOLOGY, LTD.

Date: April 30, 2019	By:	/s/ Liu Jia
Name: Liu Jia
Title: Chief Financial Officer